                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
                     SAVINGS AND SIMILAR PLANS PURSUANT TO
              SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1998.

                                       OR

               [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7182

   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Merrill Lynch & Co., Inc.
                             World Financial Center
                                  North Tower
                                250 Vesey Street
                              New York, N.Y. 10281

    Financial Statements and Exhibits
    ---------------------------------

(a) Financial Statements for the Years Ended December 31, 1998 and 1997, Supplemental Schedules for the Year Ended December 31, 1998, and Independent Auditors' Report.

    The financial statements required to be filed hereunder appear commencing at page 2 hereof.

(b)  Exhibits

  (23) Consent of Independent Public Accountants (following financial statements).

                                   SIGNATURES

     The Plan.  Pursuant to the requirements of the Securities Exchange Act of
     --------
1934, the Administrative Committee (the persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Merrill Lynch & Co., Inc.
                                    401(k) Savings & Investment Plan

Date: June 25, 1999                 By:  \s\ ROBERT F. ARIMENTA, JR.
                                         ---------------------------
                                         Robert F. Arimenta, Jr.
                                         Vice President, Merrill Lynch Trust
                                           Company, Trustee

--------------------------------------------------------------------------------
The Merrill Lynch & Co.,
Inc. 401(k) Savings &
Investment Plan

Financial Statements for the
Years Ended December 31, 1998 and 1997,
Supplemental Schedules for the
Year Ended December 31, 1998 and
Independent Auditors' Report

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                          Page

INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 1998 AND 1997:

  Statements of Net Assets Available for Benefits                          2

  Statements of Changes in Net Assets Available for Benefits               3

  Notes to Financial Statements                                          4-17

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
  YEAR ENDED DECEMBER 31, 1998:

  Schedule of Assets Held for Investment Purposes                       18-19

  Schedule of Reportable Transactions                                     20

INDEPENDENT AUDITORS' REPORT

Trustees of the Merrill Lynch & Co., Inc.
401(k) Savings & Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the "Plan") as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedules discussed below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements, and in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



June 16, 1999

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                       1998                1997
ASSETS:
 Investments, at market value:
  Common stock                                    $  677,456,358      $  608,207,808
  Funds and trusts                                 1,741,905,635       1,672,424,289
                                                  --------------      --------------
     Total investments                             2,419,361,993       2,280,632,097

  Cash                                                13,421,172           1,599,954
  Loans receivable                                       323,927                -
  Employer contributions receivable                    1,414,872           1,205,982
  Employee contributions receivable                    3,938,919                -
                                                  --------------      --------------
    Total assets                                   2,438,460,883       2,283,438,033
                                                  --------------      --------------

NET ASSETS AVAILABLE FOR BENEFITS                 $2,438,460,883      $2,283,438,033
                                                  ==============      ==============


See notes to financial statements.

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                                        1998            1997
ADDITIONS:
 Investment income:
  Net (depreciation) appreciation in fair value of investments     $  (76,424,616)   $  359,533,245
  Dividends and interest                                              121,296,308       144,820,751
                                                                   --------------    --------------
     Total investment income                                           44,871,692       504,353,996

Contributions to the Plan by the Company                               30,586,869        30,085,399
Contributions to the Plan by the employees                            213,257,375       181,675,960
Rollovers from other qualified plans                                   14,588,045         2,232,802
                                                                   --------------    --------------
     Total additions                                                  303,303,981       718,348,157
                                                                   --------------    --------------

DEDUCTIONS:
 Disbursements of benefits to beneficiaries or employees              148,221,230       110,890,129
 Administrative expenses                                                   59,901            82,379
                                                                   --------------    --------------
     Total deductions                                                 148,281,131       110,972,508
                                                                   --------------    --------------

NET INCREASE IN NET ASSETS AVAILABLE
 FOR BENEFITS                                                         155,022,850       607,375,649

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                  2,283,438,033     1,676,062,384
                                                                   --------------    --------------
 End of year                                                       $2,438,460,883    $2,283,438,033
                                                                   --------------    --------------


See notes to financial statements.

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

1.      DESCRIPTION OF THE PLAN

        The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information. Terms used in this description have the same meaning as in the Plan.

        The Plan was adopted on April 23, 1987 and commenced activities on October 1, 1987. The purpose of the Plan is to encourage employees to save for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        Subject to exclusions specified in the Plan, any Employee of Merrill Lynch & Co., Inc. or of a participating subsidiary or affiliate (the "Company" or "Employer") can elect to participate in the Plan providing such Employee has worked for the Employer for 12 months. An Employee can elect to participate in the Plan (if eligible) as of the first day of the month following 12 months of employment or the first day of any month thereafter.

        Each Participant may elect to make contributions to the Plan on a pre-tax basis through payroll deductions from 1% through 15% of such Participant's Eligible Compensation for each pay period up to an annual maximum of $10,000 and $9,500 for 1998 and 1997, respectively (subject to certain exceptions described in the Plan and periodic adjustments for cost-of-living increases for each calendar year). A Participant can elect to change the rate at which his or her contribution is determined at any time during the year.

        The Company will make contributions, up to a maximum of $1,500, in an amount equal to 50% of the first 4% of Eligible Compensation contributed by a Participant during each calendar year. No Employer contributions will be made for any calendar year for Employees who participate at any time during such calendar year in the Company's Employee Stock Purchase Plan.

        All Participants are always 100% vested in contributions to the Plan made from their Eligible Compensation and in amounts rolled over from an employer's qualified retirement Plan. Participants are 100% vested in Employer contributions when they attain age 65 or terminate employment because of death.

        Other Participants who terminate employment after October 31, 1993 will become vested in Employer contributions and earnings based on completed Years of Service: 1 Year of Service - 20% vested; 2 Years of Service - 40% vested; 3 Years of Service - 60% vested; 4 Years of Service - 80% vested; and 5 Years of Service - 100% vested.

        The Plan permits withdrawals relating to contributions and earnings under certain conditions which are in accordance with the Internal Revenue Code and the regulations thereunder.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Purchases and sales of investments are recorded on a trade date basis. All other accounting records of the Plan are maintained on the accrual basis.

    The accompanying financial statements do not include any investments in VOCON and Deferred Profit Sharing Accounts, which are self-directed Accounts, that were transferred into the Plan for administrative convenience only.

    The cost of security investments is based on the average cost method for individual securities. Quoted market values of security investments are based on the last sales price (if traded on December 31), the prevailing bid price or the prevailing net asset value at the close of trading on December 31.

3.  INVESTMENTS

    The Administrative Committee has the authority to designate Investment Funds for the investment of accounts other than VOCON and Deferred Profit Sharing Accounts, to determine which accounts can be self-directed and to establish rules and procedures with respect to investment funds and self-directed accounts.

    All contributions to the Plan may be allocated by the Participant among the investments designated by the Administrative Committee.

    At December 31, 1998, there were 65 investment options available in the Plan. This includes 7 core investment options, 54 noncore investment options and Merrill Lynch & Co. Inc. common stock.

    During 1998 and 1997, the Plan's investments (including investments bought, sold and held during each year) (depreciated) appreciated in value as follows:

                                                  Years Ended December 31,
                                                    1998             1997

     Net change in fair value of investments:
        Common stock                            $(50,628,026)   $253,231,703
        Funds and trusts                         (25,796,590)    106,301,542
                                                ------------    ------------

                                                $(76,424,616)   $359,533,245
                                                ------------    ------------

    The value of individual investments that represent 5% or more of the Plan's net assets at December 31 are as follows:

                                                    1998             1997

     Merrill Lynch & Co., Inc.                  $677,456,358    $608,207,808
     Merrill Lynch:
        Basic Value Fund                         438,551,798     414,699,914
        Capital Fund                             222,185,409     227,863,002
        Global Allocation Fund                   143,955,025     203,553,804
        Growth Fund**                                    -       202,116,061
        Retirement Reserves                      151,198,420     125,677,992

** Less than 5% of the Plan's net assets at December 31, 1998.

4.  ADMINISTRATIVE EXPENSES

    Plan expenses, including expenses of the Administrative Committee and Trustee, to the extent not paid by the Plan, are paid by the Company.

5.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

6.  TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated July 13, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.  PLAN MERGER

    In December 1998, amounts attributable to profit-sharing contributions were transferred from a trust established under the Smith New Court Inc. Retirement Savings Plan (the "SNC Plan") to a trust established under the Merrill Lynch & Co., Inc. Retirement Accumulation Plan. The SNC Plan was then merged with and into the Plan and the remaining amounts held under the SNC Plan, totaling $7,250,873, were transferred to the trust established under the Plan.

8.  DIVESTITURE OF PLAN ASSETS

    As a result of the recapitalization of Lender's Service, Inc. ("LSI") on June 12, 1998, certain employees of LSI no longer qualified as active participants under the Plan. The vested account balances for those employees under the Plan, totaling $1,645,585, were transferred in January of 1999 to a trust established under LSI's 401(k) Plan.

9. FUND INFORMATION

   The following represents the changes in the net assets available for benefit of the individual funds for the years ended December 31, 1998 and 1997:

                                                                           Merrill Lynch - 1998
                                              --------------------------------------------------------------------------------------


                                                                  GSIF U.S.                      Aggressive
                                                                 Government     Adjustable          Bond         Americas
                                               Merril Lynch      Zero Coupon       Rate            Index          Income
                                                & Co., Inc.     Bond Series 3   Specialties        Tier 3          Fund
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments            $ (50,628,026)   $   7,891,055   $        (396)   $      30,617   $    (123,397)
    Dividends and interest                         8,385,881              145           1,266             --            27,095
                                               -------------    -------------   -------------    -------------   -------------

         Total investment income (loss)          (42,242,145)       7,891,200             870           30,617         (96,302)

  Contributions and rollovers to the Plan         53,805,079        3,212,028           6,125           36,879          26,308
  Conversion - Smith New Court assets                259,844           18,256            --               --              --
                                               -------------    -------------   -------------    -------------   -------------

         Total additions                          11,822,778       11,121,484           6,995           67,496         (69,994)

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                  33,192,117        4,031,098            --                944          77,814
  Administrative expenses                               --               --              --               --              --

TRANSFERS AMONG FUNDS                             90,617,889        7,373,594          30,982          581,130         483,009
                                               -------------    -------------   -------------    -------------   -------------

NET INCREASE (DECREASE)                           69,248,550       14,463,980          37,977          647,682         335,201

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                              608,207,808       61,904,548             112           81,084          32,059
                                               -------------    -------------   -------------    -------------   -------------

  End of year                                  $ 677,456,358    $  76,368,528   $      38,089    $     728,766   $     367,260
                                               =============    =============   =============    =============   =============


                                                                           Merrill Lynch - 1998
                                              --------------------------------------------------------------------------------------

                                                                                                                   Corporate
                                                                                                  Corporate       Bond Fund -
                                                  Basic                                          Bond Fund -      Intermediate
                                                  Value            Capital      Convertible      High Income          Term
                                                  Fund              Fund           Fund           Portfolio        Portfolio
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments           $   9,957,357    $  (1,900,864)   $    (373,671)   $  (6,062,311)   $      87,098
    Dividends and interest                       36,316,792       14,669,493           53,406        4,896,772          545,903
                                              -------------    -------------    -------------    -------------    -------------

         Total investment income (loss)          46,274,149       12,768,629         (320,265)      (1,165,539)         633,001

  Contributions and rollovers to the Plan        34,210,471       18,442,421           58,083        2,461,976          336,313
  Conversion - Smith New Court assets                92,826           82,790             --              6,567             --
                                              -------------    -------------    -------------    -------------    -------------

         Total additions                         80,577,446       31,293,840         (262,182)       1,303,004          969,314

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                 26,200,824       14,539,248           27,111        2,837,910          534,397
  Administrative expenses                              --               --               --               --               --

TRANSFERS AMONG FUNDS                           (30,524,738)     (22,432,185)       1,405,909       (1,855,138)         687,220
                                              -------------    -------------    -------------    -------------    -------------

NET INCREASE (DECREASE)                          23,851,884       (5,677,593)       1,116,616       (3,390,044)       1,122,137

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                             414,699,914      227,863,002            8,928       42,299,181        8,500,222
                                              -------------    -------------    -------------    -------------    -------------

  End of year                                 $ 438,551,798    $ 222,185,409    $   1,125,544    $  38,909,137    $   9,622,359
                                              =============    =============    =============    =============    =============
                                                    Merrill Lynch - 1998
                                              --------------------------------

                                               Corporate
                                              Bond Fund -      Developing
                                               Investment       Capital
                                                 Grade          Markets
                                               Portfolio          Fund
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments           $     771,872    $    (331,682)
    Dividends and interest                        3,061,742            5,561
                                              -------------    -------------

         Total investment income (loss)           3,833,614         (326,121)
  Contributions and rollovers to the Plan         4,368,323          168,159
  Conversion - Smith New Court assets               179,469             --
                                              -------------    -------------

         Total additions                          8,381,406         (157,962)

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                  3,504,639           25,497
  Administrative expenses                              --               --

TRANSFERS AMONG FUNDS                            (1,390,313)         558,446
                                              -------------    -------------

NET INCREASE (DECREASE)                           3,486,454          374,987

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                              47,644,820          451,943
                                              -------------    -------------

  End of year                                 $  51,131,274    $     826,930
                                              =============    =============

                                                                           Merrill Lynch - 1998
                                              --------------------------------------------------------------------------------------


                                                                     Emerging        Equity                         Federal
                                                    Dragon            Tigers          Index            Euro        Securities
                                                     Fund              Fund           Trust            Fund          Trust

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments            $    (288,380)   $    (430,472)   $  22,582,537   $    (963,241)   $      (2,238)
    Dividends and interest                            81,457           43,007            5,509       5,914,973           21,830
                                               -------------    -------------    -------------   -------------    -------------

         Total investment income (loss)             (206,923)        (387,465)      22,588,046       4,951,732           19,592

  Contributions and rollovers to the Plan            576,402          232,455       13,151,779       3,000,661           20,322
  Conversion - Smith New Court assets                   --               --            109,244          50,004             --
                                               -------------    -------------    -------------   -------------    -------------

         Total additions                             369,479         (155,010)      35,849,069       8,002,397           39,914

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                      86,839           59,480        4,747,124       1,110,049              118
  Administrative expenses                               --               --               --              --               --

TRANSFERS AMONG FUNDS                              1,652,465          653,515        6,043,632       3,748,847          961,726
                                               -------------    -------------    -------------   -------------    -------------

NET INCREASE (DECREASE)                            1,935,105          439,025       37,145,577      10,641,195        1,001,522

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                1,497,323        1,136,130       72,890,320      20,884,073           55,922
                                               -------------    -------------    -------------   -------------    -------------

  End of year                                  $   3,432,428    $   1,575,155    $ 110,035,897   $  31,525,268    $   1,057,444
                                               =============    =============    =============   =============    =============
                                                                           Merrill Lynch - 1998
                                              --------------------------------------------------------------------------------------


                                                                  Fundamental       Global           Global           Global
                                                Fund for            Growth        Allocation          Bond          Convertible
                                                Tomorrow             Fund            Fund             Fund             Fund

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments             $     115,064    $   2,979,185   $ (17,581,918)   $      64,608    $      50,471
    Dividends and interest                            165,624          707,523      17,934,043           62,456          210,406
                                                -------------    -------------   -------------    -------------    -------------

         Total investment income (loss)               280,688        3,686,708         352,125          127,064          260,877

  Contributions and rollovers to the Plan             362,084        1,915,033      21,820,439          181,991           75,423
  Conversion - Smith New Court assets                    --               --            52,579             --               --
                                                -------------    -------------   -------------    -------------    -------------

         Total additions                              642,772        5,601,741      22,225,143          309,055          336,300

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                      106,179          284,412      10,356,676           69,316              (58)
  Administrative expenses                                --               --              --               --               --

TRANSFERS AMONG FUNDS                              (2,195,463)      19,622,929     (71,467,246)         (56,825)      (1,297,367)
                                                -------------    -------------   -------------    -------------    -------------

NET INCREASE (DECREASE)                            (1,658,870)      24,940,258     (59,598,779)         182,915         (961,009)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                 1,658,870        2,466,112     203,553,804        1,033,931          961,009
                                                -------------    -------------   -------------    -------------    -------------

  End of year                                   $        --      $  27,406,370   $ 143,955,025    $   1,216,846    $        --
                                                =============    =============   =============    =============    =============
                                                             Merrill Lynch - 1998
                                              ---------------------------------------------------


                                                    Global           Global          Global
                                                    Growth          Holdings       Resources
                                                     Fund             Fund           Trust

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments               $     845,863   $     233,279    $    (428,702)
    Dividends and interest                              287,861         444,538           44,672
                                                  -------------   -------------    -------------

         Total investment income (loss)               1,133,724         677,817         (384,030)

  Contributions and rollovers to the Plan               947,413         561,747          243,388
  Conversion - Smith New Court assets                      --              --              7,331
                                                  -------------   -------------    -------------

         Total additions                              2,081,137       1,239,564         (133,311)

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                        150,927         303,840          132,880
  Administrative expenses                                  --              --               --

TRANSFERS AMONG FUNDS                                12,923,719      (2,548,688)        (537,010)
                                                  -------------   -------------    -------------

NET INCREASE (DECREASE)                              14,853,929      (1,612,964)        (803,201)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                        --         4,752,645        2,865,143
                                                  -------------   -------------    -------------

  End of year                                     $  14,853,929   $   3,139,681    $   2,061,942
                                                  =============   =============    =============

                                                                                       (Continued)

                                                                             Merrill Lynch - 1998
                                              --------------------------------------------------------------------------------------


                                                     Global        Global             Global        Global
                                                    Smallcap     Technology           Utility        Value          Growth
                                                      Fund          Fund               Fund          Fund            Fund

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments            $     (26,688)   $     191,098   $     429,585   $      31,308   $ (46,384,136)
    Dividends and interest                             6,107             --           404,074       2,295,809       2,645,355
                                               -------------    -------------   -------------   -------------   -------------

         Total investment income (loss)              (20,581)         191,098         833,659       2,327,117     (43,738,781)

  Contributions and rollovers to the Plan             43,477            8,217         374,905       1,658,750      28,907,190
  Conversion - Smith New Court assets                   --               --              --            10,874          61,982
                                               -------------    -------------   -------------   -------------   -------------

         Total additions                              22,896          199,315       1,208,564       3,996,741     (14,769,609)

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                       8,916             --           153,761         302,086       9,229,874
  Administrative expenses                               --               --              --              --              --

TRANSFERS AMONG FUNDS                                233,104        1,448,088         219,786      20,526,168     (65,611,474)
                                               -------------    -------------   -------------   -------------   -------------

NET INCREASE (DECREASE)                              247,084        1,647,403       1,274,589      24,220,823     (89,610,957)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                   41,134             --         3,230,785       2,217,973     202,116,061
                                               -------------    -------------   -------------   -------------   -------------

  End of year                                  $     288,218    $   1,647,403   $   4,505,374   $  26,438,796   $ 112,505,104
                                               =============    =============   =============   =============   =============
                                                                             Merrill Lynch - 1998
                                              --------------------------------------------------------------------------------------


                                                                 International    International     Latin
                                                   Healthcare       Equity            Index        America             Pacific
                                                      Fund           Fund             Tier 3         Fund               Fund

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments             $   1,376,351    $      (7,756)   $      53,397   $    (354,783)   $   1,297,102
    Dividends and interest                          1,676,923            5,300             --            30,905        1,263,244
                                                -------------    -------------    -------------   -------------    -------------

         Total investment income (loss)             3,053,274           (2,456)          53,397        (323,878)       2,560,346

  Contributions and rollovers to the Plan           1,293,090           29,279           87,643         160,235        4,515,210
  Conversion - Smith New Court assets                  10,989             --               --             4,846             --
                                                -------------    -------------    -------------   -------------    -------------

         Total additions                            4,357,353           26,823          141,040        (158,797)       7,075,556

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                      666,912            1,061            7,317           8,474        1,589,567
  Administrative expenses                                --               --               --              --               --

TRANSFERS AMONG FUNDS                                (508,623)          38,887          682,258         108,453      (17,998,201)
                                                -------------    -------------    -------------   -------------    -------------

NET INCREASE (DECREASE)                             3,181,818           64,649          815,981         (58,818)     (12,512,212)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                 9,353,932           59,344           61,517         614,877       42,728,750
                                                -------------    -------------    -------------   -------------    -------------

  End of year                                   $  12,535,750    $     123,993    $     877,498   $     556,059    $  30,216,538
                                                =============    =============    =============   =============    =============
                                                              Merrill Lynch - 1998
                                              -------------------------------------------------


                                                                      Real          Retirement
                                                    Phoenix          Estate        Preservation
                                                     Fund             Fund            Trust

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments               $  (1,243,590)   $         383   $        --
    Dividends and interest                            1,682,926            2,859       4,811,560
                                                  -------------    -------------   -------------

         Total investment income (loss)                 439,336            3,242       4,811,560

  Contributions and rollovers to the Plan             1,483,099              566       7,469,752
  Conversion - Smith New Court assets                    23,511             --           354,531
                                                  -------------    -------------   -------------

         Total additions                              1,945,946            3,808      12,635,843

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                        828,717             --        10,659,190
  Administrative expenses                                  --               --              --

TRANSFERS AMONG FUNDS                                (2,727,731)         242,001      22,273,026
                                                  -------------    -------------   -------------

NET INCREASE (DECREASE)                              (1,610,502)         245,809      24,249,679

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                  11,349,489             --        64,197,059
                                                  -------------    -------------   -------------

  End of year                                     $   9,738,987    $     245,809   $  88,446,738
                                                  =============    =============   =============

                                                                                        (Continued)

                                                                     Merrill Lynch - 1998
                                              ---------------------------------------------------------------



                                                Retirement     Select-Ten       Small Cap        Special
                                                 Reserves      Retirement         Index           Value
                                                Money Fund      Portfolio        Tier 3            Fund

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments            $       --     $  2,269,469    $        361   $ (2,864,018)
    Dividends and interest                        6,885,508        743,950            --        1,305,290
                                               ------------   ------------    ------------   ------------

         Total investment income (loss)           6,885,508      3,013,419             361     (1,558,728)

  Contributions and rollovers to the Plan        15,705,495      6,383,481         260,575      3,760,411
  Conversion - Smith New Court assets             5,352,758          9,543             -0-         16,123
                                                              ------------    ------------   ------------

         Total additions                         27,943,761      9,406,443         260,936      2,217,806

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                 17,118,434      2,270,246          53,045        951,550
  Administrative expenses                              --             --              --             --

TRANSFERS AMONG FUNDS                            14,695,101     (5,756,470)      1,187,836     (6,394,914)
                                               ------------   ------------    ------------   ------------

NET INCREASE (DECREASE)                          25,520,428      1,379,727       1,395,727     (5,128,658)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                             125,677,992     31,988,625         548,665     23,947,730
                                               ------------   ------------    ------------   ------------

  End of year                                  $151,198,420   $ 33,368,352    $  1,944,392   $ 18,819,072
                                               ============   ============    ============   ============
                                                                     Merrill Lynch - 1998
                                              ---------------------------------------------------------------



                                                Strategic                        Utility         World
                                                 Dividend      Technology        Income         Income
                                                   Fund           Fund            Fund           Fund

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments           $    (92,139)   $  5,920,993    $     28,366   $    (41,974)
    Dividends and interest                         365,632            (454)         25,472         10,721
                                              ------------    ------------    ------------   ------------

         Total investment income (loss)            273,493       5,920,539          53,838        (31,253)

  Contributions and rollovers to the Plan          355,258       3,443,569          48,528         35,340
  Conversion - Smith New Court assets                9,710            --              --             --
                                              ------------    ------------    ------------   ------------

         Total additions                           638,461       9,364,108         102,366          4,087

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                   206,109       1,305,195             614          2,729
  Administrative expenses                             --              --              --             --

TRANSFERS AMONG FUNDS                               88,607     (11,172,748)        364,412        208,469
                                              ------------    ------------    ------------   ------------

NET INCREASE (DECREASE)                            520,959      (3,113,835)        466,164        209,827

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                              1,606,960      22,943,676         343,034          2,016
                                              ------------    ------------    ------------   ------------

  End of year                                 $  2,127,919    $ 19,829,841    $    809,198   $    211,843
                                              ============    ============    ============   ============
                                                                     Hotchkis & Wiley
                                              ---------------------------------------------------------------



                                                                Equity          Global                              Low
                                              Balanced          Income          Equity        International      Duration
                                                Fund             Fund            Fund             Fund             Fund

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments          $    (13,314)   $   (210,056)   $    (30,450)   $   (238,921)   $    (16,047)
    Dividends and interest                         18,101         196,183           6,627         136,272          41,818
                                             ------------    ------------    ------------    ------------    ------------

         Total investment income (loss)             4,787         (13,873)        (23,823)       (102,649)         25,771

  Contributions and rollovers to the Plan          59,053         223,804          35,230         627,480          40,487
  Conversion - Smith New Court assets                 -0-          13,815            --              --
                                             ------------    ------------    ------------    ------------    ------------

         Total additions                           63,840         223,746          11,407         524,831          66,258

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                     --            20,292            --            35,088              91
  Administrative expenses                            --              --              --              --              --

TRANSFERS AMONG FUNDS                             176,294       1,153,971         251,153       2,785,835         905,946
                                             ------------    ------------    ------------    ------------    ------------

NET INCREASE (DECREASE)                           240,134       1,357,425         262,560       3,275,578         972,113

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                26,692          21,440          38,734         925,798          42,989
                                             ------------    ------------    ------------    ------------    ------------

  End of year                                $    266,826    $  1,378,865    $    301,294    $  4,201,376    $  1,015,102
                                             ============    ============    ============    ============    ============

                                                                                                                (Continued)

                                                                  Hotchkis & Wiley
                                              ------------------------------------------------------------


                                                                                               Total
                                                Mid-Cap       Short-Term      Small Cap        Return
                                                  Fund           Fund            Fund           Fund

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments            $  (307,643)   $    (1,028)   $(1,995,269)   $    (7,584)
    Dividends and interest                         146,410          4,933        469,376         90,426
                                               -----------    -----------    -----------    -----------

         Total investment income (loss)           (161,233)         3,905     (1,525,893)        82,842

  Contributions and rollovers to the Plan          105,366          6,706      1,272,805        105,134
  Conversion - Smith New Court assets                 --             --             --             --
                                               -----------    -----------    -----------    -----------

         Total additions                           (55,867)        10,611       (253,088)       187,976

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                     4,826           --           86,207        138,727
  Administrative expenses                             --             --             --             --

TRANSFERS AMONG FUNDS                              869,029         76,477      4,754,666      1,938,519
                                               -----------    -----------    -----------    -----------

NET INCREASE (DECREASE)                            808,336         87,088      4,415,371      1,987,768

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                241,678         57,739      2,136,339        154,120
                                               -----------    -----------    -----------    -----------

  End of year                                  $ 1,050,014    $   144,827    $ 6,551,710    $ 2,141,888
                                               ===========    ===========    ===========    ===========
                                                                          Other
                                              ------------------------------------------------------------

                                                               Mercury           AIM
                                                 Mercury       PanEuro      International   Alliance
                                              International    Growth          Equity        Quasar
                                                   Fund         Fund            Fund          Fund

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments            $    38,212   $    57,850   $   (84,981)   $  (826,265)
    Dividends and interest                            --            --          37,569        234,245
                                               -----------   -----------   -----------    -----------

         Total investment income (loss)             38,212        57,850       (47,412)      (592,020)

  Contributions and rollovers to the Plan            3,362         5,368       238,042        815,678
  Conversion - Smith New Court assets                 --           2,727          --             --
                                               -----------   -----------   -----------    -----------

         Total additions                            41,574        65,945       190,630        223,658

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                     1,022          --          23,316         74,948
  Administrative expenses                             --            --            --             --

TRANSFERS AMONG FUNDS                            1,131,530     1,252,727     2,116,502      6,147,676
                                               -----------   -----------   -----------    -----------

NET INCREASE (DECREASE)                          1,172,082     1,318,672     2,283,816      6,296,386

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                   --            --            --             --
                                               -----------   -----------   -----------    -----------

  End of year                                  $ 1,172,082   $ 1,318,672   $ 2,283,816    $ 6,296,386
                                               ===========   ===========   ===========    ===========
                                                                          Other
                                              -------------------------------------------------------

                                                                              Munder        Blackrock      Cash
                                                   Ivy            MFS      Multi-Season     Small Cap   Management
                                              International    Research       Growth          Growth     Account
                                                   Fund          Fund          Fund            Fund     Money Fund

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments           $  (204,583)   $   298,995   $   (27,226)   $    66,657   $      --
    Dividends and interest                         72,835        364,858        84,913           --       1,041,535
                                              -----------    -----------   -----------    -----------   -----------

         Total investment income (loss)          (131,748)       663,853        57,687         66,657     1,041,535
  Contributions and rollovers to the Plan         538,719      1,134,814       130,498        137,613     3,351,925
  Conversion - Smith New Court assets               4,118         11,010          --             --         467,894
                                              -----------    -----------   -----------    -----------   -----------

         Total additions                          411,089      1,809,677       188,185        204,270     4,861,354

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                   29,648        442,295        11,916          3,334          --
  Administrative expenses                            --             --            --             --          59,901

TRANSFERS AMONG FUNDS                           3,996,026      8,966,344     1,046,408      1,097,588    (5,082,210)
                                              -----------    -----------   -----------    -----------   -----------

NET INCREASE (DECREASE)                         4,377,467     10,333,726     1,222,677      1,298,524      (280,757)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                  --             --            --             --       8,508,046
                                              -----------    -----------   -----------    -----------   -----------

  End of year                                 $ 4,377,467    $10,333,726   $ 1,222,677    $ 1,298,524   $ 8,227,289
                                              ===========    ===========   ===========    ===========   ===========

                                                                                                           (Continued)

                                                                   Contributions          Loan                     1998
                                                     Cash           Receivable            Fund                     Total

ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
       in fair value of investments              $          --       $          --       $          --       $   (76,424,616)
    Dividends and interest                               301,071                --                  --           121,296,308
                                                 ---------------     ---------------     ---------------     ---------------

         Total investment income (loss)                  301,071                --                  --            44,871,692

  Contributions and rollovers to the Plan                405,795           5,353,791             344,374         251,181,416
  Conversion - Smith New Court assets                       --                  --                37,532           7,250,873
                                                 ---------------     ---------------     ---------------     ---------------

         Total additions                                 706,866           5,353,791             381,906         303,303,981

DEDUCTIONS:
  Disbursements of benefits to beneficiaries
    or employees                                        (393,657)               --                  --           148,221,230
  Administrative expenses                                   --                  --                  --                59,901

TRANSFERS AMONG FUNDS                                  2,493,406          (1,205,982)            (57,979)               --
                                                 ---------------     ---------------     ---------------     ---------------

NET INCREASE (DECREASE)                                3,593,929           4,147,809             323,927         155,022,850

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                    1,599,954           1,205,982                --         2,283,438,033
                                                 ---------------     ---------------     ---------------     ---------------

  End of year                                    $     5,193,883     $     5,353,791     $       323,927     $ 2,438,460,883
                                                 ===============     ===============     ===============     ===============

                                                                                                                    (Concluded)

                                                                             Merrill Lynch-1997
                                        -------------------------------------------------------------------------------------------
                                                                GSIF U.S.
                                                               Government      Adjustable     Aggressive    Americas
                                         Merrill Lynch         Zero Coupon        Rate           Bond        Income    Basic Value
                                         & Co., Inc.          Bond Series 3    Specialties   Index Tier 3     Fund        Fund
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments      $253,231,703          $ 6,827,240       $  -           $  527    $   (3,117)   $ 62,310,982
    Dividends and interest                 5,938,328              225,069          -              -           3,711      31,684,864
                                        ------------          -----------       -------        -------      --------   -------------
        Total investment income (loss)   259,170,031            7,052,309          -              527           594      93,995,846

    Contributions and rollovers to
      the Plan                            31,415,390            3,410,710           72            870           190      31,121,117
                                        ------------          -----------       -------        -------      --------   ------------
        Total additions                  290,585,421           10,463,019           72          1,397           784     125,116,963

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees             22,493,505            2,128,867          -              -             -        15,143,219
  Administrative expenses                    -                     -               -              -             -            -

TRANSFERS AMONG FUNDS                     37,841,723           (2,420,660)          40         79,687        31,275      (9,711,420)
                                        ------------          -----------       ------         -------     ---------    ------------
NET INCREASE (DECREASE)                  305,933,639            5,913,492          112         81,084        32,059     100,262,324

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                      302,274,169           55,991,056             -             -             -     314,437,590
                                        ------------          -----------       ----------    --------     ---------   ------------
  End of year                           $608,207,808          $61,904,548        $  112        $81,084      $32,059    $414,699,914
                                        ============          ===========       ==========    ========      ========   ============


                                                                             Merrill Lynch-1997
                                        --------------------------------------------------------------------------------
                                                                                               Corporate      Corporate
                                                                              Corporate        Bond Fund-     Bond Fund-
                                                                              Bond Fund-      Intermediate    Investment
                                           Capital           Convertible      High income        Term           Grade
                                            Fund                Fund           Portfolio       Portfolio       Portfolio
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments      $ 22,102,391          $      (29)       $  431,539     $  130,632   $  669,001
    Dividends and interest                19,315,587                  239        3,984,084        515,744    3,072,718
                                        ------------          -----------       ----------    -----------   ----------
        Total investment income (loss)    41,417,978                  210        4,415,623        646,376    3,741,719

    Contributions and rollovers to
      the Plan                            19,167,283                  577        2,286,874        215,706    4,670,590
                                        ------------          -----------       ----------    -----------   ----------
        Total additions                   60,585,261                  787        6,702,497        862,082    8,412,309

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees             11,124,498                -            1,667,372        241,674    2,796,332
  Administrative expenses                      -                    -                 -              -             -

TRANSFERS AMONG FUNDS                    (20,645,447)               8,141           91,311        166,809   (3,722,220)
                                        ------------          -----------       ----------    -----------   ----------

NET INCREASE (DECREASE)                   28,815,316                8,928        5,126,436        787,217    1,893,757

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                      199,047,686                -           37,172,745      7,713,005   45,751,063
                                        ------------          -----------       ----------    -----------  -----------
  End of year                           $227,863,002          $     8,928      $42,299,181    $ 8,500,222  $47,644,820
                                        ============          ===========       ==========    ===========  ===========

                                                                     (Continued)

                                                                             Merrill Lynch-1997
                                        -------------------------------------------------------------------------------------------
                                         Developing
                                           Capital                            Emerging                                  Federal
                                           Markets              Dragon         Tigers         Equity          Euro     Securities
                                            Funds               Funds           Fund        Index Trust       Fund      Trust
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments        $(13,059)         $ (217,669)      $ (102,847)    $ 17,407,124   $  772,338   $     85
    Dividends and interest                  15,728             199,621            1,556        -            3,478,545        248
                                          ---------         -----------      ----------     ------------   ----------   ---------
        Total investment income (loss)       2,669             (18,048)        (101,291)      17,407,124    4,250,883        333

    Contributions and rollovers to
      the Plan                               3,464              14,464            3,447        9,140,685    2,172,140         15
                                          ---------         -----------      ----------     ------------   ----------  ----------
        Total additions                      6,133              (3,584)         (97,844)      26,547,809    6,423,023        348

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                -                   -              -              2,984,488      589,086          -
  Administrative expenses                    -                   -              -                 -              -             -

TRANSFERS AMONG FUNDS                      445,810            1,500,907       1,233,974        1,601,004     (206,538)    55,574
                                          ---------         -----------      ----------     ------------   ----------   ---------
NET INCREASE (DECREASE)                    451,943            1,497,323       1,136,130       25,164,325    5,627,399     55,922

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                            -                   -           -              47,725,995   15,256,674           -
                                          ---------         -----------      ----------     ------------   ----------  ----------
  End of year                             $451,943          $ 1,497,323      $1,136,130    $  72,890,320  $20,884,073  $   55,922
                                          =========         ===========      ==========    =============  ===========  ==========


                                                                             Merrill Lynch-1997
                                        ------------------------------------------------------------------------------------
                                                            Fundamental       Global          Global        Global       Global
                                           Fund For          Growth         Allocation         Bond        Convertible  Holdings
                                           Tomorrow          Fund              Fund            Fund         Fund         Fund
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments         $(77,801)        $ (224,198)       $(4,732,548)   $ (38,232)   $ (31,880)  $ (252,560)
    Dividends and interest                  308,273            211,590         26,576,431       59,511      141,574      565,268
                                           --------         -----------       -----------   -----------   ----------  ----------
        Total investment income (loss)      230,472            (12,608)        21,843,883       21,279      109,694     312,708

    Contributions and rollovers to
      the Plan                              328,936              4,524         26,132,110      214,602      116,562     739,939
                                           --------         -----------       -----------   -----------   ----------  ---------
        Total additions                     559,408             (8,084)        47,975,993      235,881      226,256   1,052,647

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                31,768               -             9,372,477       50,318        5,153     137,627
  Administrative expenses                       -                 -              -              -             -            -

TRANSFERS AMONG FUNDS                       217,742           2,474,196       (18,301,842)     (51,748)     (88,732)   (948,367)
                                         ----------         -----------       -----------   -----------   ----------  ---------

NET INCREASE (DECREASE)                     745,382           2,466,112        20,301,674      133,815      132,371     (33,347)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                         913,488               -           183,252,130      900,116      828,638   4,785,992
                                         ----------         -----------       -----------   -----------  ----------  ----------
  End of year                            $1,658,870         $ 2,466,112     $ 203,553,804  $ 1,033,931   $  961,009  $4,752,645
                                         ==========         ===========     =============  ============  ==========  ==========

                                                                     (Continued)

                                                                             Merrill Lynch-1997
                                        -------------------------------------------------------------------------------------------
                                          Global              Global           Global         Global
                                        Resources            Smallcap          Utility         Value        Growth     Healthcare
                                          Trust               Fund              Fund           Fund          Fund        Fund
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments      $  (762,173)          $ (5,487)         $  337,378     $ (11,595)  $ 13,161,558     216,639
    Dividends and interest                  391,820              2,122             306,030        87,035     16,000,638   1,810,869
                                        ------------          -----------       ----------    -----------  ------------   ---------
        Total investment income (loss)     (370,353)            (3,365)            643,408        75,440     29,162,196   2,027,508

    Contributions and rollovers to
      the Plan                              379,819              1,870             362,465        13,548     29,786,565   1,174,803
                                        ------------          -----------       ----------    -----------  ------------   ---------
        Total additions                       9,466             (1,495)          1,005,873        88,988     58,948,761   3,202,311

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                67,549                -               113,988        -           8,437,188     420,489
  Administrative expenses                    -                     -                  -           -             -            -

TRANSFERS AMONG FUNDS                      (794,421)             42,629           (322,660)    2,128,985      12,009,693   (515,382)
                                        ------------          -----------       ----------    -----------   ------------  ---------
NET INCREASE (DECREASE)                    (852,504)             41,134            569,225     2,217,973      62,521,266  2,266,440

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                       3,717,647                 -            2,661,560       -           139,594,795  7,087,492
                                        ------------          -----------       ----------    -----------   ------------ ----------
  End of year                           $ 2,865,143           $  41,134         $3,230,785    $2,217,973    $202,116,061 $9,353,932
                                        ============          ===========       ==========    ===========   ============ ==========


                                                                             Merrill Lynch-1997
                                        --------------------------------------------------------------------------------
                                        International     International         Latin                                   Retirement
                                            Equity            Index             America         Pacific       Phoenix   Preservation
                                            Fund              Tier 3             Fund            Fund          Fund        Trust
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments      $ (13,652)            $    187          $   23,670     $(9,879,849) $ (480,879)   $   -
    Dividends and interest                 11,198                   -                  -         6,770,197   2,588,121     3,898,645
                                        ------------          -----------       ----------    ------------  ----------    ----------
        Total investment income (loss)     (2,454)                 187              23,670      (3,109,652)  2,107,242     3,898,645

    Contributions and rollovers to
      the Plan                              1,043                1,441              11,292       6,326,239   1,935,668     6,238,316
                                        ------------          -----------       ----------    -----------   ----------    ----------
        Total additions                    (1,411)               1,628              34,962       3,216,587   4,042,910    10,136,961

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                -                      -                 -          1,712,263     584,983    10,060,203
  Administrative expenses                    -                      -                 -           -             -             -

TRANSFERS AMONG FUNDS                      60,755               59,889             579,915      (8,218,269) (3,148,192)    8,944,834
                                        ------------          -----------       ----------    ------------  ----------    ----------

NET INCREASE (DECREASE)                    59,344               61,517             614,877      (6,713,945)    309,735     9,021,592

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                          -                    -                    -        49,442,695  11,039,754    55,175,467
                                        ------------          -----------       ----------    ------------  ----------   -----------
  End of year                           $   59,344            $ 61,517         $   614,877     $42,728,750 $11,349,489   $64,197,059
                                        ============          ===========       ==========    ===========   ==========   ===========

                                                                     (Continued)

                                                                             Merrill Lynch-1997
                                        -------------------------------------------------------------------------------------------

                                         Retirement            Select-Ten      Small Cap       Special      Strategic
                                          Reserves             Retirement        Index          Value       Dividend    Technology
                                         Money Fund            Portfolio         Tier 3         Fund          Fund         Fund
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments      $       -             $ 4,400,901       $      407     $   11,691  $  134,324  $ (5,583,390)
    Dividends and interest                 6,887,576              574,201             -         2,526,678     142,815     5,315,030
                                        ------------          -----------       ----------    -----------  ----------  ------------

        Total investment income (loss)     6,887,576            4,975,102              407      2,538,369     277,139      (268,360)

    Contributions and rollovers to
      Plan                                15,605,293            5,834,138            5,682      2,291,796     195,976     4,315,946
                                        ------------          -----------       ----------    -----------  ----------  ------------

        Total additions                   22,492,869           10,809,240            6,089      4,830,165     473,115     4,047,586

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees             16,822,530              948,242             -           545,195      81,798     1,504,179
  Administrative expenses                       -                    -                -              -           -             -

TRANSFERS AMONG FUNDS                    (15,391,117)           6,364,930          542,576     10,015,843     629,796    (3,867,550)
                                        ------------          -----------       ----------    -----------  ----------  ------------

NET INCREASE (DECREASE)                   (9,720,778)          16,225,928          548,665     14,300,813   1,021,113    (1,324,143)

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                      135,398,770           15,762,697             -         9,646,917     585,847    24,267,819
                                        ------------          -----------       ----------    -----------  ----------  ------------

  End of year                           $125,677,992          $31,988,625       $  548,665    $23,947,730  $1,606,960  $ 22,943,676
                                        ============          ===========       ==========    ===========  ==========  ============


                                          Merrill Lynch-1997                 Hotchkis & Wiley
                                        ---------------------   -------------------------------------------


                                         Utility    World                      Equity                                  Low
                                         Income     Income       Balanced      Income      Global    International   Duration
                                          Fund       Fund           Fund       Fund     Equity Fund      Fund         Fund
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments      $ 17,312  $     13      $     (763)  $  (2,022)  $  (2,237)  $     (35,142)  $   (317)
    Dividends and interest                   448        23             -         3,010       1,388          14,556        587
                                        --------  --------      ----------   ---------   ---------   -------------   --------

        Total investment income (loss)    17,760        36            (763)        988        (849)        (20,586)       270

    Contributions and rollovers to
      Plan                                   344       161             196         683         853           8,602      2,612
                                        --------  --------      ----------   ---------   ---------   -------------   --------

        Total additions                   18,104       197            (567)      1,671           4         (11,984)     2,882

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees               -          -               -           -           -               -          -
  Administrative expenses                   -          -               -           -           -               -          -

TRANSFERS AMONG FUNDS                    324,930     1,819          27,259      19,769      38,730         937,782     40,107
                                        --------  --------      ----------   ---------   ---------   -------------   --------

NET INCREASE (DECREASE)                  343,034     2,016          26,692      21,440      38,734         925,798     42,989

NET ASSETS AVAILABLE FOR
  BENEFITS:
  Beginning of year                         -          -               -           -           -               -          -
                                        --------  --------      ----------   ---------   ---------   -------------   --------

  End of year                           $343,034  $  2,016      $   26,692   $  21,440   $  38,734   $     925,798   $ 42,989
                                        ========  ========      ==========   =========   =========   =============   ========


                                                                     (Continued)

                                                                       Hotchkis & Wiley
                                        -------------------------------------------------------------------

                                                                                                Total
                                          Mid-Cap             Short Term       Small Cap        Return
                                            Fund                Fund            Fund             Fund
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments      $   (4,835)          $     (20)       $(178,110)       $    14
    Dividends and interest                   6,823                 274          143,051          2,070
                                        ------------          ----------       ---------    -----------
        Total investment income (loss)       1,988                 254          (35,059)         2,084

    Contributions and rollovers to
      the Plan                               2,216               1,250            20,984             200
                                        ----------          ----------         ----------    -----------
        Total additions                      4,204               1,504            (14,075)         2,284

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                -                    -                 -                -
  Administrative expenses                    -                    -                 -                -

TRANSFERS AMONG FUNDS                      237,474              56,235          2,150,414        151,836
                                         ---------            --------          ---------     ----------
NET INCREASE (DECREASE)                    241,678              57,739          2,136,339        154,120

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                          -                    -                 -                -
                                        ----------         -----------         ----------    -----------
  End of year                             $241,678             $57,739         $2,136,339       $154,120
                                        ==========         ===========         ==========    ===========


                                                                         Hotchkis & Wiley
                                        --------------------------------------------------------------------------------

                                             Cash
                                          Management                              Employer
                                            Account                              Contribution        1997
                                           Money Fund             Cash            Receivable         Total
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments      $          -      $          -         $      -         $   359,533,245
    Dividends and interest                   1,036,857               -                -             144,820,751
                                             ---------          -----------       ----------        -----------
        Total investment income (loss)       1,036,857               -                -             504,353,996

    Contributions and rollovers to
      the Plan                               6,649,052             458,859         1,205,982        213,994,161
                                           -----------           -----------      ----------        -----------
        Total additions                      7,685,909             458,859         1,205,982        718,348,157

DEDUCTIONS:
  Disbursements of benefits to
   beneficiaries or employees                  -                    825,138           -             110,890,129
  Administrative expenses                   82,349                       30           -                  82,379

TRANSFERS AMONG FUNDS                      (16,017)              (2,743,811)          -                    -
                                        ------------            -----------       ----------        -----------

NET INCREASE (DECREASE)                   7,587,543              (3,110,120)       1,205,982        607,375,649

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                         920,503               4,710,074               -       1,676,062,384
                                        ------------            -----------       ----------    ---------------
  End of year                          $  8,508,046              $1,599,954       $1,205,982    $ 2,283,438,033
                                        ============            ===========       ==========    ===============

                                                                     (Concluded)

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                  Number of                          Market
                      Description                                  Shares           Cost             Value

COMMON STOCK:
 Merrill Lynch & Co., Inc.*                                   10,149,158.9176  $  397,899,325   $  677,456,358

FUNDS AND TRUSTS:
 GSIF U.S. Gov. Zero Coupon Bond Series 3 - Various Trusts     1,219,147.4568      61,132,310       76,368,528
 Merrill Lynch:
  Adjustable Rate Specialities                                     3,996.7934          38,193           38,089
  Aggressive Bond Index Tier 3                                    65,696.0013         699,476          728,766
  Americas Income Fund                                            66,292.4683         467,993          367,260
  Basic Value Fund                                            11,534,765.8649     319,736,283      438,551,798
  Capital Fund Class A                                         6,457,001.1200     192,595,609      222,185,409
  Convertible Fund                                                98,386.7469       1,379,387        1,125,544
  Corporate Bond Fund - High Income Portfolio                  5,590,391.9725      42,925,735       38,909,137
  Corporate Bond Fund - Intermediate Term Portfolio              824,538.0182       9,389,930        9,622,359
  Corporate Bond Fund - Investment Grade Portfolio             4,385,186.4522      50,244,515       51,131,274
  Developing Markets Fund Class A                                 95,709.5107       1,006,243          826,930
  Dragon Fund                                                    474,092.2265       3,711,015        3,432,428
  Emerging Tigers Fund                                           251,622.1956       1,803,148        1,575,155
  Equity Index Trust 3                                         1,286,638.5637      64,404,819      110,035,897
  Euro Fund                                                    2,023,444.6770      32,863,741       31,525,268
  Federal Securities Trust                                       108,012.6324       1,058,804        1,057,444
  Fundamental Growth Fund Class A                              1,325,900.8023      24,648,972       27,406,370
  Global Allocation Fund                                      11,415,941.6782     157,057,963      143,955,025
  Global Bond Fund for Investment & Retirement                   125,967.4753       1,170,079        1,216,846
  Global Growth Fund Class A                                   1,146,136.4828      13,855,680       14,853,929
  Global Holdings Fund Class A                                   234,304.5428       3,243,342        3,139,681
  Global Resources Trust                                         171,115.5362       2,686,633        2,061,942
  Global Small Cap Fund                                           33,204.8185         298,665          288,218
  Global Tech Fund Class A                                       126,431.5585       1,457,320        1,647,403
  Global Utility Fund                                            238,253.5295       3,816,278        4,505,374
  Global Value Fund                                            1,934,074.3522      26,348,476       26,438,796
  Growth Fund                                                  5,230,362.7891     125,948,082      112,505,104
  Healthcare Fund                                              2,142,863.2512      11,073,710       12,535,750
  International Equity Fund                                       14,186.8679         132,686          123,993
  International Index Tier 3                                      69,703.5692         820,564          877,498
  Latin America Fund                                              60,638.9340         773,742          556,059
  Pacific Fund                                                 1,712,955.6665      35,148,567       30,216,538
  Phoenix Fund                                                   905,952.2807      11,260,511        9,738,987

                                                                                                   (Continued)

THE MERRILL LYNCH & CO., INC.
401(K) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                     Number of                                  Market
            Description                               Shares               Cost                 Value

FUNDS AND TRUSTS:
  Real Estate Fund Class A                           29,124.2355    $      245,426        $      245,809
  Retirement Preservation Trust                  88,446,738.0142        88,446,753            88,446,738
  Retirement Reserves Money Fund                151,198,435.7429       151,198,455           151,198,420
  Select Ten Retirement Portfolio                31,712,337.8197        32,096,477            33,368,352
  Small Cap Index Tier 3                            201,658.5674         1,926,665             1,944,392
  Special Value Fund                              1,075,375.5622        20,630,263            18,819,072
  Strategic Dividend Fund                           155,668.7935         2,161,341             2,127,919
  Technology Fund                                 3,685,844.0061        18,281,630            19,829,841
  Utility Income Fund Class A                        68,576.0742           786,523               809,198
  World Income Fund                                  34,502.0441           247,356               211,843

Hotchkis & Wiley:
  Balanced Fund                                      14,314.6930           280,118               266,826
  Equity Income Fund                                 75,306.6785         1,565,622             1,378,865
  Global Equity Fund                                 28,184.6633           316,725               301,294
  International Fund                                180,471.4660         4,408,605             4,201,376
  Low Duration Fund                                 100,704.5948         1,029,689             1,015,102
  Mid-Cap Fund                                      106,492.2949         1,303,413             1,050,014
  Short-Term Fund                                    14,382.0745           146,075               144,827
  Small Cap Fund                                    336,330.1043         8,310,577             6,551,710
  Total Return Fund                                 159,248.2037         2,152,694             2,141,888

Other:
  AIM International Equity Fund                     122,719.8471         2,336,081             2,283,816
  Alliance Quasar Fund Class A                      251,855.4254         6,849,077             6,296,386
  Blackrock Small Capital Growth                     60,480.8728         1,182,177             1,298,524
  Ivy International Fund                            106,249.1977         4,473,514             4,377,467
  Mercury International Fund                        110,992.5940         1,134,233             1,172,082
  Mercury Pan Europe Growth Fund Class 1            122,667.2094         1,260,810             1,318,672
  MFS Research Fund                                 410,883.7348         9,886,047            10,333,726
  Munder Multi-Scan Growth                           60,023.4076         1,229,169             1,222,677

     Total Funds and Trusts                                         $1,567,083,982        $1,741,905,635
                                                                    --------------        --------------

TOTAL INVESTMENTS                                                   $1,964,983,307        $2,419,361,993
                                                                    ==============        ==============


*Party-in-interest as defined by ERISA.

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                   Cost of
                                                                                   Assets
                               Purchases                  Sales                     Sold          Gain

COMMON STOCK:
 Merrill Lynch & Co., Inc.*   $ 351,400,379  (1,131)  $ 204,314,405  (1,465)   $ 169,549,420  $  34,764,985

FUNDS:
 Merrill Lynch:
  Basic Value Fund               91,963,037    (912)     63,557,539  (1,179)      48,507,573     15,049,966
  Global Allocation Fund         44,231,943    (712)     81,378,882  (1,071)      81,349,297         29,586
  Growth Fund                    52,871,486  (1,055)     92,498,011  (1,138)      91,809,545        688,466
  Retirement Preservation
   Trust                        187,072,589    (706)    162,800,874    (536)     162,800,769            105
  Retirement Reserves
   Money Fund                   197,703,926    (741)    171,981,483    (664)     171,981,483              -



NOTES:

  Reportable transactions, required to be reported herein, are defined in
  Section 2520.103-6, Chapter XXV Title 29 (Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974).

  The figures in parentheses represent the number of purchases or sales included in the reported dollar amounts.

*Party-in-interest as defined by ERISA.